Clene Inc.

6550 South Millrock Drive, Suite G50

Salt Lake City, Utah 84121

VIA EDGAR

July 30, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Clene Inc.
Registration Statement on Form S-1
File No. 333-258098

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clene Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 2, 2021, or as soon thereafter as practicable.

Please contact Tom McAleavey of Holland & Knight, special counsel to the Company, by email at tom.mcaleavey@hklaw.com or by phone at (407) 244-5108 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert Etherington
Name: Robert Etherington
Title: President, Chief Executive Officer and Director